FINTECH.TV PBC
FINANCIAL STATEMENTS
DECEMBER 31, 2019

FINTECH.TV PBC
TABLE OF CONTENTS

Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA



Licensed in:
New Jersey
Florida

"Building Your Future"

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of FinTech.TV PBC
New York, NY

We have reviewed the accompanying financial statements of FinTech.TV PBC (a New York Corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, equity and cash flows for the period September 10, 2019 (Inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

JVA Accountants & Advisors
Certified Public Accountants

Denville, New Jersey
June 21, 2021
Revised July 14, 2021

PHONE: (973) 620-9607 | 15 BROADWAY • DENVILLE, NJ 07834 | WWW.JVAFIRM.COM
PHONE: (973) 810-4210 | 54 MAIN STREET, SUITE 101 • SUCCASUNNA, NJ 07876

FINTECH.TV PBC
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

Current Assets:

Cash and Cash Equivalents	$	1,529
Deferred Federal Income Tax		21,904
Deferred State Income Tax		7,406
Total Current Assets		30,839
TOTAL ASSETS	$	**30,839**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable	$	0
Due to Related Party		59,033
Total Current Liabilities		59,033

Commitments and Contingencies

Stockholders' Equity:

Common Stock, $0.0001 Par Value, 5,000,000 Shares Authorized, 50 shares Issued and Outstanding		50,000
Accumulated Deficit		(78,194)
Total Stockholders'' Equity		(28,194)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**30,839**

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Independent Accountants' Review Report".

FINTECH.TV PBC
STATEMENT OF OPERATIONS
FOR THE PERIOD SEPTEMBER 10, 2019 (INCEPTION) TO DECEMBER 31, 2019

Sales	$ 0
Cost of Sales:	
Purchases & Services	29,090
Total Cost of Sales	29,090
Gross (Loss)	(29,090)
Operating Expenses:	
General and Administrative Expenses	78,414
Total Operating Expenses	78,414
(Loss) From Operations Before Provison for Income Taxes	(107,504)
Provision for Income Taxes:	
Federal Income Tax Benefit	21,904
State Income Tax Benefit	7,406
Total Provision for Income Taxes	29,310
Net (Loss)	$ (78,194)

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Independent Accountants' Review Report".

FINTECH.TV PBC
STATEMENT OF EQUITY
FOR THE PERIOD SEPTEMBER 10, 2019 (INCEPTION) TO DECEMBER 31, 2019

| | Common Stock | | Retained Earnings | |
	Shares	Amount	(Accumulated Deficit)	Total
BEGINNING BALANCE, SEPTEMBER 10,2019 (INCEPTION	-	$ -	$ -	$ -
Contributions	50	50,000	-	50,000
Net (Loss)	-	-	(78,194)	(78,194)
ENDING BALANCE, DECEMBER 31, 2019	50	$ 50,000	$ (78,194)	$ (28,194)

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Independent Accountants' Review Report".

FINTECH.TV PBC
STATEMENT OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 10, 2019 (INCEPTION) TO DECEMBER 31, 2019

Cash Flows from Operating Activities:

Net (Loss)	$	(78,194)

Adjustments to Reconcile Net (Loss) to Net Cash Provided
(Used) by Operating Activities:

Deferred Federal Income Tax	(21,904)
Deferred State Income Tax	(7,406)

Increase (Decrease) in Operating Liabilities:

Accounts Payable	0
Net Cash Provided (Used) by Operating Activities	(107,504)

Cash Flows from Financing Activities:

Proceeds from Issuance of Common Stock	50,000
Proceeds from Due to Related party	59,033
Net Cash Provided (Used) in Financing Activities	109,033

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,529
CASH AND CASH EQUIVALENTS, SEPTEMBER 10, 2019	0
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2019	$ 1,529

Supplemental Disclosure of Cash Flow Information

Cash Paid for Interest	$ 0
Cash Paid for Taxes	$ 0

The accompanying notes are an integral part of these financial statements.

FINTECH.TV PBC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD SEPTEMBER 10, 2019 (INCEPTION) TO DECEMBER 31, 2019

NOTE 1 – DESCRIPTION OF BUSINESS

FinTech.TV PBC, (The Company) headquartered in New York City, at the Javits Center with other key global studios based out of the NYSE, NASDAQ, and London Stock Exchange, Fintech.TV is the exponential voice at the forefront of global cutting-edge technology, aligned with UN SDGs along with blockchain, cryptocurrency and impact investing. Reaching over 850M households on a weekly basis and over 8.5M views on its online platform, it has redefined the global reach for tech and impact leaders and stories.

A broadcasting platform for the next generation of entrepreneurs and investors, it provides its audiences with an in-depth coverage of blockchain, cryptocurrencies, alternative technologies and financial products to public markets, digital assets, new regulatory policies, ESGs and sustainable investment in the global economy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S generally accepted accounting principles ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are stated net of an allowance for doubtful accounts. Management estimates the allowance based on its historical experience of the relationship between actual bad debts and net credit sales and an analysis of specific customers, taking into consideration the age of past due accounts and assessment of the customer's ability to pay. There were no receivables or allowance for doubtful accounts at December 31, 2019.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

INCOME TAXES

Federal and state income taxes are accrued at the end of each year in accordance with applicable income tax laws.

Income taxes reflected in the statements of income are as follows:

Federal:	
Current	$ 0
Deferred	21,904
State:	
Current	0
Deferred	7,406
Provision for Income Taxes	$ 29,310

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

The following is a reconciliation of the statutory federal income tax rate applied to pretax accounting income with the income tax provision attributable to continuing operations in the statements of income.

Income Tax (Benefit) at the Statutory Rate	$ (22,576)
Increases (Decreases) Resulting from:	
Permanent Differences	672
Temporary Differences	0
Benefit of State Income Tax	(0)
Provision for Income Taxes	$ (21,904)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

INCOME TAXES (CONT.)

The components of deferred taxes included in the balance sheets as of December 31, 2019 are as follows:

Current Deferred Taxes:

Net Operating Loss Carryforward - Federal	21,904
Net Operating Loss Carryforward - State	7,406
Total Current Deferred Taxes	$ 29,310

Generally accepted accounting principles require a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2019, there are no valuation allowances.

The Company adopted the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles, with no cumulative effect adjustment required. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more likely than not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2019.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2019.

·

The Company's policy is to classify income tax related interest and penalties in office expense.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

REVENUE RECOGNITION

Revenue is recognized upon the shipment of product when: (1) risks and rewards of ownership are transferred upon delivery to customer; (2) persuasive evidence of an arrangement exists (order has been placed); (3) The Company has no continuing obligations to the customer; and (4) the collection of related accounts receivable is reasonably assured. Credits or refunds are recognized when they are determinable and estimable.

RECENT ISSUED ACCOUNTING PRONOUNCEMENTS

REVENUE RECOGNITION

In May 2014, the Financial Accounting Standards Board ("FASB") used ASU No. 2014-09, Revenue from Contracts with Customers ("Topic 606"). This ASU supersedes current guidance on revenue recognition in Topic 605, Revenue Recognition. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition.

This ASU was to be effective for annual reporting periods beginning after January 1, 2019. Early adoption was permitted. Additional ASUs have been issued to amend or clarify this ASU as follows:

- *ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing was issued in April 2016. ASU Mo. 201-10 addresses implementation issues identified by the FASB-International Accounting Standards Board Joint Transition Resources Group for Revenue Recognition ("TRG")*

- *ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow- Scope Improvements and Practical Expedients was issued in May 2016. ASU No. 2016-12 amends the new revenue recognition standard to clarify the guidance on assessing collectability, presenting sales taxes, measuring noncash consideration, and certain transition matters.*

Due to the Covid-19 pandemic, relief has been offered by the FASN and the effective date has been extended to fiscal year beginning after December 15, 2020 with early adoption permitted. The Company is currently evaluating the potential impact the ASU will have on the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

ADVERTISING COSTS:

Advertising costs are charged to operations when incurred. For the years ended December 31, 2019, the total cost of advertising charged to operations was $13,406.

NOTE 3 - DATE OF MANAGEMENT'S REVIEW

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 21, 2021 and revised July 14, 2021, the date these financial statements were available to be issued.

NOTE 4 – RELATED PARTY TRANSACTIONS

A company owned by one of the members of the Company loaned $59,033 to the Company. The Company will repay the loan as cash flow allows. The loan does not bear interest.

NOTE 5 – CONCENTRATIONS OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and stock subscription receivable.

CASH AND CASH EQUIVALENTS
Under the Federal Deposit Insurance Corporation ("FDIC") general deposit insurance rules coverage of at least $250,000 is available to depositors. The Company places its cash and cash equivalents with high credit quality financial institutions and makes short-term investments in high credit quality money market instruments of short-term duration. The Company maintains its cash and cash equivalents balances at one financial institution